Exhibit 99.1

CORUS ENTERTAINMENT ANNOUNCES PRICE DETERMINATION DATE FOR
THE PRICING OF ITS TENDER FOR ANY AND ALL OF ITS OUTSTANDING
8.75% SENIOR SUBORDINATED NOTES DUE 2012

(January 17, 2006 - Toronto, Canada) Corus Entertainment Inc. (TSX: CJR.NV.B; NYSE: CJR) (the “Company” or “Corus”) today announced that Wednesday, January 18, 2006 would be the Price Determination Date (as defined in the Company's Offer to Purchase and Consent Solicitation Statement dated December 15, 2005 “Offer to Purchase”) for the pricing of the previously announced tender offer and consent solicitation for its outstanding US$375.0 million aggregate principal amount of 8.75% Senior Subordinated Notes due 2012 (“Notes”). Accordingly, the Reference Yield (as defined in the Offer to Purchase) will be calculated in accordance with standard market practice as of 2:00 p.m. ET on that date as displayed on the applicable page of the Bloomberg Government Pricing Monitor or any recognized quotation source.

The tender offer and consent solicitation remain subject to the satisfaction or waiver by Corus of various conditions described in the Offer to Purchase.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer and consent solicitation are made only pursuant to the Offer to Purchase and related Letter of Transmittal and Consent (“Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal can be obtained by contacting Global Bondholder Services Corporation, the information agent and depositary, at (866) 470-4300 (toll-free) or
(212) 430-3774 (collect). Citigroup Corporate and Investment Banking is the exclusive dealer manager and solicitation agent for the tender offer and consent solicitation. Additional information concerning the terms and conditions of the tender offer and consent solicitation may be obtained by contacting Citigroup at (800) 558-3745 or (212) 723-6106.

None of the Company, the dealer manager or the information agent makes any recommendations as to whether or not holders should tender their Notes pursuant to the tender offer and consent solicitation to the proposed amendments to the indenture governing the Notes, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to consent to the proposed amendments to the indenture governing the Notes and to tender Notes, and, if so, the principal amount of Notes to tender.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading internationally recognized producer and distributor of children's programming and products. The Company's other interests include music, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus' website can be found at www.corusent.com.

Corus Entertainment Inc. reports in Canadian dollars.

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors affecting Corus’ operations, financing, markets, products, services and prices, and other factors. For further information on factors which could impact Corus and the statements contained herein, please refer to Corus’ public filings with the Securities and Exchange Commission.

For further information, please contact:

Tom Peddie
Senior Vice President & Chief Financial Officer
Corus Entertainment Inc.
(416) 642-3780

Full financial details are available on the Corus Entertainment website at www.corusent.com under Investor Information.